AMENDMENT TO MANAGEMENT AGREEMENT

     This amendment is made to the Management Agreement between NWM Fund Group, LLC (the “Adviser”) and PFS Funds (the “Trust”) on behalf of the NWM Momentum Fund (the “Fund”) and shall become effective as of July 31, 2015. It is mutually understood and agreed by and between the undersigned parties to amend paragraph 4 of the Management Agreement to read as follows:

4. COMPENSATION OF THE ADVISER

     For all of the services to be rendered in this Agreement, as of the last business day of each month, the Fund will pay you a fee at an annual rate of 0.99% of the Fund’s average daily net assets up to $200 million and 0.90% of the Fund’s average daily net assets in excess of $200 million.

     The average value of the daily net assets of the Fund shall be determined pursuant to applicable provisions of the Agreement and Declaration of Trust or a resolution of the Board of Trustees, if required. If, pursuant to such provisions, the determination of net asset value of the Fund is suspended for any particular business day, then for the purposes of this paragraph, the value of the net assets of the Fund as last determined shall be deemed to be the value of the net assets as of the close of business day, or as of such other time as the value of the Fund’s net assets may lawfully be determined, on that day. If the determination of the net asset value of the Fund has been suspended for a period including such month, your compensation payable at the end of such month shall be computed on the basis of the value of the net assets of the Fund as last determined (whether during or prior to such month).

PFS Funds By: /s/ Jeffrey Provence Print Name: Jeffrey Provence Title: Treasurer Date: 7/27/15	NWM Fund Group, LLC By: /s/ Tim Ayles Print Name: Tim Ayles Title: Portfolio Manager / Principal Date: 7/27/15